Media Release 19 May 2020

Exhibit 99.3
James Hardie Announces Adjusted Net Operating Profit of
US$86.6 million for Q4 Fiscal Year 2020 and US$352.8 million for the full year ended 31 March 2020

James Hardie today announced results for the fourth quarter of its fiscal year 2020 and the full year ended 31 March 2020:
•Group Adjusted net operating profit ("NOPAT") of US$86.6 million for the quarter and US$352.8 million for the full year, an increase of 17% for both compared to prior corresponding periods (“pcp”);
•Group Adjusted EBIT of US$121.0 million for the quarter and US$486.8 million for the full year, an increase of 21% and 20%, respectively, compared to pcp;
•Group net sales of US$673.2 million for the quarter and US$2,606.8 million for the full year, an increase of 8% and 4%, respectively, compared to pcp;
•North America Fiber Cement Segment volume increased 10% for the quarter and 8% for the full year, compared to pcp;
•North America Fiber Cement Segment Adjusted EBIT margin1 of 25.3% for the quarter and 25.9% for the full year;
•Asia Pacific Fiber Cement Segment Adjusted EBIT margin1 of 20.5% for the quarter and 22.7% for the full year; and
•Europe Building Products Segment Adjusted EBIT margin1 of 4.6% for the quarter and 8.2% for the full year.
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1 Excludes asset impairment charges and costs associated with the Fermacell acquisition

CEO Commentary
James Hardie CEO, Dr. Jack Truong, said, “We delivered strong fourth quarter results globally, capping a fiscal year of outstanding performance that demonstrated our ability to consistently execute in both growing and highly volatile markets. I am particularly pleased with the outstanding North America performance, as we continued to grow above market while delivering exceptional returns. Underpinning our success in North America was 11% volume growth in the exterior business coupled with sustained volume growth of 5% in the interior business. Our Lean manufacturing initiative continued to generate improved performance across our North American manufacturing network, helping to deliver 26% Adjusted EBIT growth at a 25.3% Adjusted EBIT margin in the fourth quarter.

In the fourth quarter, our Asia Pacific segment delivered good financial returns with revenue up 2% and Adjusted EBIT growth of 4% in local currency at an Adjusted EBIT margin of 20.5%. Our Europe Building Products segment delivered strong revenue growth of 7% in Euros in the quarter, led by fiber cement growth of 50% and fiber gypsum growth of 3%.”

He continued, “Our performance in March was exceptionally strong, despite the highly volatile market environment in which we operated. We supplied our customers seamlessly around the world, growing revenue by double digits in each region we operate in.

Our strong fourth quarter, including the exceptional March performance, led to significant improvement in our liquidity position, increasing from US$464 million at 31 December 2019 to US$510 million at 31 March 2020 and US$578 million at 30 April 2020, while reducing our leverage ratio to 1.9x at 31 March 2020 from 2.1x at 31 December 2019.”
Dr. Truong added, “The fourth quarter marks the fourth consecutive quarter of strong financial results, which yielded a full year Adjusted NOPAT of US$352.8 million, an improvement of 17% compared to the prior year.

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Media Release 19 May 2020

The full year result was driven by our strong North America performance, delivering 7+% growth above market and US$29 million in Lean cost savings in fiscal year 2020. Full year EBIT margin in North America was 25.9%.”

He concluded, “We enter fiscal year 2021 with significant momentum in both our commercial and Lean initiatives, albeit in a rapidly evolving and highly volatile market and economy. Our global team remains focused on executing our strategic plan to deliver growth above market with strong returns. I would like to thank all of our James Hardie team members around the world for an outstanding year of financial performance and an unwavering commitment to zero harm.”

Outlook

Given the highly volatile and uncertain circumstances surrounding the COVID-19 pandemic and its effect on demand in the countries in which James Hardie operates, the Company is unable to provide annual guidance at this time. However, for the first quarter of fiscal year 2021, we expect our North America segment Adjusted EBIT margin to be between 22% and 27%. Further, we expect our liquidity to be greater than US$600 million and our leverage ratio to remain below 2.0x at the end of the first quarter.

James Hardie’s guidance is based on current estimates and assumptions and is subject to a number of known and unknown uncertainties and risks, including those related to the COVID-19 pandemic and set forth below in “Forward-Looking Statements.”

Further Information
Readers are referred to the Company’s Consolidated Financial Statements and Management’s Analysis of Results for the fourth quarter and full year ended 31 March 2020 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Use of Non-GAAP Financial Information; Australian Equivalent Terminology

This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted net operating profit and Adjusted EBIT. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the section titled “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the fourth quarter and year ended 31 March 2020.

In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this Media Release. See the sections titled “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the fourth quarter and year ended 31 March 2020.

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Media Release 19 May 2020

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2020; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
This media release has been authorized by the James Hardie Board of Directors.
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Media/Analyst Enquiries:
Anna Collins

Telephone:	+61 2 8845 3356
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

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